

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 30, 2017

Thomas DeNunzio
Chief Executive Officer
Finest Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re:** **Finest Acquisition, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 3, 2017**
> **File No. 333-221311**

Dear Mr. DeNunzio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure throughout the prospectus that you are a shell company. Please revise to disclose your status as such on the prospectus cover page, and clarify that you are deemed to be a shell company because you have no assets and no operations. Provide a risk factor that highlights the consequences of shell company status, such as the prohibition on the use of Form S-8, enhanced reporting requirements, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Summary Information, page 3

2. Please disclose here and in a risk factor that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Risk Factors

"Potential conflicts of interest may result in loss of business . . . ," page 8

3.   Please revise this risk factor to specify the potential conflicts of interest. For example, you refer to your sole officer and director's unspecified "other personal and professional interests" that may result in conflicts of interest relating to the company. Please revise to identify the other personal and employment opportunities to which you refer, and to alert investors of the specific conflicts of interest your sole officer and director may have as a result of such other ventures and activities. Explain how the risks posed by such conflicts of interest make an investment in your securities speculative and risky. In this regard, we note your disclosure on page 26 that Mr. DeNunzio is not an officer or director of any other blank check company but intends to form additional blank check companies in the future that will have business plans that are similar or identical to yours, and that any such future blank check companies may compete with your company in the search for a suitable target. See Item 503(c) of Regulation S-K.

"The shares eligible for future sale may increase the supply of shares . . . ," page 12

4.   You state that this offering will render the shares held by your sole officer and director eligible for sale in the future under Rule 144 of the Securities Act of 1933. We note, however, that these shares will not be eligible for resale until the company has satisfied the conditions provided in Rule 144(i)(2), as you disclose on pages 21 and 22. Please revise.

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons, page 26

5.   Please disclose that Mr. DeNunzio is an operating officer of V Financial Group, LLC, if true. Please briefly describe the principal business of that company. Further, as it appears that you and V Financial Group are under common control, identify it as your affiliate, or advise. Refer to Item 401(e) of Regulation S-K and Rule 405 of the Securities Act of 1933. To the extent V Financial Group is currently pursuing other blank check company offerings, as its website suggests, please also expand upon your disclosure that Mr. DeNunzio is not an officer or director of any other blank check company to disclose that fact here and in the risk factor addressed in comment 2 above.

Certain Relationships and Related Transactions, page 28

6.   You disclose that you issued 8,000,000 shares of common stock to your sole officer and director to repay him for expenses that were incurred in connection with your incorporation. We note, however, that your disclosure throughout the prospectus indicates that you issued these shares as compensation for his development of your

business plan. Please revise to disclose whether the stock issuance was related to reimbursement or compensation.

General

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services